Exhibit (a)(5)(C)

FILED: NEW YORK COUNTY CLERK 11/08/2011	INDEX NO. 653101/2011
NYSCEF DOC. NO. 1	RECEIVED NYSCEF: 11/08/2011

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF NEW YORK

x
	:	Index No.:
SAM ELGHANIAN, Individually and on	:
Behalf of All Others Similarly Situated,	:
	:	Date Purchased:
Plaintiff,	:	Plaintiff designates New York County
	:	as the place of trial.
vs.	:
	:	The basis of venue is interclick’s principal
INTERCLICK, INC., MICHAEL BRAUSER,	:	place of business.
MICHAEL KATZ, FRANK COTRONEO,	:
BRETT CRAVATT, DAVE HILLS, BARRY	:	SUMMONS
HONIG, MICHAEL MATHEWS and BILL	:
WISE	:
Defendants.	:
x

To the above named Defendant:

You are hereby summoned to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on the Plaintiff’s Attorney(s) within 20 days after the service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

DATED:	Melville, New York	ROBBINS GELLER RUDMAN & DOWD LLP
	November 8, 2011	SAMUEL H. RUDMAN
JOSEPH RUSSELLO

/s/ Samuel H. Rudman
SAMUEL H. RUDMAN

58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)

Attorneys for Plaintiff

Defendant’s addresses:

Interclick, Inc.

11 West 19th Street, 10th Floor

New York, NY 10011

Michael Brauser

3164 NE 31st Avenue

Lighthouse Point, FL 33064

Michael Katz

291 Ridgeway

White Plains, NY 10605

Frank Cotroneo

11709 High Drive

Leawood, KS 66211

Brett Cravatt

3011 Elm Avenue

Manhattan Beach, CA 90266

Dave Hills

1335 Stanyan Street

San Francisco, CA 94114

Barry Honig

215 SE Spanish Trail

Boca Raton, FL 33432

Michael Mathews

78 Kitchawan Road

Pound Ridge, NY 10576

Bill Wise

65 Circle Avenue

Larchmont, NY 10538

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF NEW YORK

X
:
SAM ELGHANIAN, Individually and on	:	Index No.
Behalf of All Others Similarly Situated,	:
	:	CLASS ACTION COMPLAINT
Plaintiff,	:
:
vs.	:
:
INTERCLICK, INC., MICHAEL BRAUSER,	:
MICHAEL KATZ, FRANK COTRONEO,	:
BRETT CRAVATT, DAVE HILLS, BARRY	:
HONIG, MICHAEL MATHEWS and BILL	:
WISE,	:
:
Defendants.	:
X

Plaintiff, by and through counsel, alleges upon information and belief, except for those allegations that pertain to Plaintiff, which are alleged upon personal knowledge, as follows:

NATURE OF THE ACTION

1.        Plaintiff brings this shareholder class action individually and on behalf of all other public shareholders of interclick, Inc. (“interclick” or the “Company”), arising out of the decision by interclick’s Board of Directors (the “Board” or “Individual Defendants”) to support a tender offer pursuant to which Yahoo! Inc. (“Yahoo!”) will offer to acquire each share of interclick common stock for $9.00 in cash in a transaction having an aggregate equity value of approximately $270 million (the “Proposed Transaction”).

2.        In connection with the Proposed Transaction, however, the Board locked up a sale of the Company to Yahoo! by agreeing to various deal protection provisions in the October 31, 2011 Agreement and Plan of Merger (the “Merger Agreement”) and entering into agreements, along with interclick’s executive officers, to support the Proposed Transaction and tender their personally-held shares of interclick common stock (the “Support Agreements”). As detailed below, these provisions favor Yahoo! and could preclude the emergence of a competing offer to acquire the Company. Consequently, interclick’s public shareholders may not receive maximum value for their shares, because an alternate acquirer may never have the opportunity to engage in open negotiations with the Board in the interest of acquiring the Company at a higher price.

3.        Accordingly, this action seeks equitable relief compelling the Board to properly exercise its fiduciary duties to the Company’s public shareholders and to enjoin the close of the Proposed Transaction to prevent irreparable harm to them.

PARTIES

4.        Plaintiff is, and at all times relevant was, the owner of interclick common stock.

5.        Defendant interclick is a Delaware corporation whose principal executive offices are located in New York, New York. interclick, a technology company, provides solutions for data-driven advertising in the U.S. It combines scalable media execution capabilities with analytical expertise to deliver results for digital marketers and serves as a principal in transacting online advertising (namely display, video and rich media formats) between agency clients and third party website publishers. According to its website, interclick was one of the fastest growing public companies in 2009, having expanded revenues 146% year-over-year despite the troubling economic environment. The Company’s common stock is listed on the NASDAQ under the symbol “ICLK.”

6.        Defendant Michael Brauser (“Brauser”) is Co-Chairman of the Board. He has served as a director since June 2007. In addition, he was the founder, President, Chief Executive Officer (“CEO”) and a manager of Marlin Capital Partners, LLC (“Marlin Capital”), a private investment company, and, along with Barry Honig (“Honig”), remains involved in Marlin Capital’s operations. Since October 14, 2011, Brauser has served as Co-Chairman of the board of directors of ChromaDex Corporation (“ChromaDex”) along with Honig. In addition, Brauser has engaged in a series of business transactions with Honig and GRQ Consultants, Inc. (“GRQ”), which Honig founded and for which Honig has served as President since 2004.

7.        Defendant Honig is Co-Chairman of the Board. He has served as a director since June 2007. He is a co-founder of and is involved in the operations of Marlin Capital and, since October 14, 2011, has served as Co-Chairman of the ChromaDex board. In addition, Honig founded and has served as President of GRQ since 2004.

8.        Defendant Michael Katz (“Katz”) has served as a director since August 2007, and has been the CEO since February 1, 2011. Previously, Katz served as President since August 2007 and is a founder of the Company.

9.          Defendant Frank Cotroneo has served as a director since July 2010.

10.        Defendant Brett Cravatt has served as a director since June 2009.

11.        Defendant Dave Hills has served as a director since July 2010.

12.        Defendant Michael Mathews has served as a director since June 2007.

13.        Defendant Bill Wise has served as a director since January 2011. He was employed at Yahoo!, where he oversaw its advertising platforms business and the intelligent media planning and buying platform. He also served as President of Right Media Exchange prior to its acquisition by Yahoo! and the commencement of his tenure there.

14.        The Individual Defendants, as officers and/or directors of interclick, have a fiduciary responsibility to Plaintiff and the other public shareholders of interclick, and owe them the highest obligations of loyalty and care. The Individual Defendants and interclick are referred to collectively herein as “Defendants.”

SIGNIFICANT NON-PARTIES

15.        Yahoo!, together with its subsidiaries, operates as a digital media company that delivers personalized digital content and experiences through various devices worldwide. It offers online properties and services to users and a range of marketing services to businesses. Yahoo!’s common stock is listed on the NASDAQ under the symbol “YHOO.”

16.        Innsbruck Acquisition Corp. (“Innsbruck”) is a Delaware corporation and wholly owned subsidiary of Yahoo! Yahoo! formed Innsbruck to effectuate the Proposed Transaction.

17.        Yahoo! and Innsbruck are parties to the Merger Agreement and agreements with the Board and other Company insiders who have pledged to tender their personally-held shares of interclick common stock to Yahoo! and to otherwise support the Proposed Transaction.

SUBSTANTIVE ALLEGATIONS

18.        On November 1, 2011, interclick and Yahoo! issued a press release announcing that they had entered into the Merger Agreement in connection with the Proposed Transaction, pursuant to which Yahoo! will launch a tender offer to acquire the outstanding common stock of interclick for $9.00 in cash per share. To confirm their support for the Proposed Transaction, the Board and the Company’s executive officers have entered into the Support Agreements with Yahoo! and Innsbruck (described further below), pursuant to which they have agreed to tender their personally held shares of interclick common stock to Yahoo! in connection with the tender offer.

19.        Based on interclick’s recent financial performance and the benefit to Yahoo! of acquiring the Company, however, the Proposed Transaction does not appear to adequately value interclick’s shares. Rather, the Proposed Transaction appears to favor the interests of Yahoo! and the Company’s insiders, to the detriment of the Company’s public shareholders.

20.        For example, commenting on the Proposed Transaction, Yahoo! emphasized the benefits associated with acquiring the Company, noting that “interclick’s innovative platform will allow Yahoo! to expand its targeting and data capabilities to deliver campaigns with stronger performance metrics.” Separately, Yahoo! confirmed that it intends to retain various executives of the Company, commenting that it will “gain a team experienced in selling audiences across disparate sources of pooled supply,” and that the Proposed Transaction “will bring additional strength in audience selling expertise, tools for campaign management and optimization and a proprietary data management platform.” Thus, interclick insiders have secured for themselves positions of continued employment, while interclick’s public shareholders will be cashed out if the Proposed Transaction is successfully consummated.

21.        It is no secret, however, that Yahoo! has struggled for years to stay relevant in an increasingly competitive market crowded with other digital media companies that are thriving. In fact, as a result of its lackluster financial performance, its refusal to accept a lucrative buyout offer from Microsoft Corporation (“Microsoft”), and its inability to compete in the online search business, Yahoo! was forced to outsource its search functions to Microsoft. Accordingly, the easiest and most cost-effective way for Yahoo! to improve its technological and business infrastructure is to acquire other companies as cheaply as possible. The Proposed Transaction is thus a logical deal for Yahoo! and its public shareholders. By contrast, the Proposed Transaction undervalues interclick because it does not take into account the true contribution that interclick is expected to make to Yahoo!’s foundering business.

22.        For example, according to a November 1, 2011 Bloomberg Business Week article, Kerry Rice, a Needham & Co. analyst, believes that “interclick’s behavioral targeting technology could help Yahoo! to grow its display advertising revenue faster.” Moreover, as reported in a November 1, 2011 Online Media Daily article, Yahoo!’s interim CEO, Tim Morse, “conceded in the company’s third-quarter conference call that it needed to improve yield on its nonguaranteed ad inventory. The addition of interclick’s optimization technology and ad sales force could help Yahoo [sic] address that issue.”

23.        Thus, Yahoo! intends to leverage interclick’s well-established business for itself by cutting off the Company’s shareholders with a one-time cash payment, and interclick’s business is arguably worth more to Yahoo! than the consideration offered in the Proposed Transaction suggests. The Board could have, and should have, utilized the Company’s leverage in reaching an agreement to support the Proposed Transaction but does not appear to have done so, demonstrating a lack of diligence in securing the highest price for the Company’s shares in the Proposed Transaction – as the Board’s fiduciary duties would have otherwise required, in a negotiated all-cash transaction.

Moreover, the Company’s recent financial performance confirms that interclick’s shares are worth more than $9.00 per share.

24.        On May 10, 2011 the Company released impressive first quarter financial results, reporting, among other things, the following:

•	Results exceeded the Company’s most recent guidance;

•	Revenue was $23.8 million, an increase of 67% year-over-year;

•	Growth was driven by an increase in the number of clients seeking interclick’s solutions and higher average revenue per advertising campaign;

•	Gross profit margin was 46.7%, versus 44.9% in Ql 2010, due to effective supply chain management and favorable market conditions;

•	EBITDA was $1.8 million, up 158% year-over-year; and

•	EBITDA margin was 7.5%, versus 4.8% in Ql 2010.

25.        Commenting on these results, Katz, the Company’s CEO and a member of the Board, noted that “we’re very encouraged by what we were able to accomplish in Ql . . . from a sales, operating, and tech perspective, we are confident in our ability to deliver on the promise of an exceptional 2011.”

26.        Then, on July 27, 2011, the Company introduced Genome, the first self-service audience recommendation and planning platform. Explaining that Genome leverages “the largest set of third party data in the industry” and “provides advertisers with exclusive insights into audience behaviors by recommending which data points drive value and quantify the impact on marketing outcomes,” the Company expects Genome to set a new standard in audience planning. Indeed, according to interclick CEO Katz, “through Genome, marketers, agencies and trading desks can finally get a comprehensive understanding of which data to implement to drive better results . . .

[T]his platform is a game-changer in audience planning, eliminating dependencies on inefficient index based tools and taking the guess work out of online segmentation strategy.”

27.        The successful launch of Genome further supports the notion that interclick’s worth is greater than the value of the consideration offered in the Proposed Transaction, particularly when considering the Company’s other growth prospects and objectives.

28.        Indeed, two weeks after the introduction of Genome, the Company released its second quarter financial results, again reporting significant revenue increases year-over-year. In its August 10, 2011 press release announcing these results, the Company emphasized, among other things, the following:

•	Revenue was $29.0 million, an increase of 34% year-over-year, meeting the Company’s most recent guidance;

•

Growth was driven by strong demand for interclick’s proprietary OSM platform and data valuation capabilities, resulting in an increase in the number of advertisers and higher average revenue per campaign; and

•	EBITDA was $2.6 million, up 7% year-over-year, exceeding guidance.

29.        Commenting on these results, interclick CEO Katz noted that “interclick continues to set the pace with innovation around data valuation enabling us to continue to expand market share in an increasingly competitive landscape.” He went on to acknowledge that “the recent launch of Genome extends that innovation and positions us quite nicely for a successful second half of 2011.”

30.        Clearly, interclick’s business is poised for growth. As such, the Proposed Transaction appears to be timed to confer the benefits of these positive financial and operational prospects on Yahoo!, to the detriment of interclick’s public shareholders.

31.        Moreover, the terms of the Merger Agreement may dissuade or otherwise preclude the emergence of a superior transaction. Indeed, notwithstanding the theoretically voluntary nature of shareholder participation in the Proposed Transaction (structured as a tender offer followed by a second-step merger), the deal protections built into the Merger Agreement are coercive and compel the Company’s public shareholders to support the Proposed Transaction even if they otherwise would not.

32.        For example, the Merger Agreement contains, among other provisions:

(a)        a “non-solicitation” provision, which obligates the Company to refrain from soliciting or engaging in discussions concerning an alternative proposal to acquire the Company;

(b)        a “matching rights” provision, which obligates the Company to: (i) provide written notice to Yahoo! of its receipt of any inquiry or proposal regarding an alternative transaction; and (ii) over the course of four days after receiving any such unsolicited proposal that the Board concludes is “superior” to the Proposed Transaction, to allow Yahoo! to attempt to renegotiate the terms of the Proposed Transaction in an effort to meet or top such superior proposal; and

(c)        a termination fee provision, which obligates the Company to pay a fee of $9 million to Yahoo! if, among other things: (a) Yahoo! terminates the Merger Agreement as a result of the Board’s withdrawal or change of its recommendation ofthe Proposed Transaction; (b) the Board terminates the Merger Agreement to accept a superior proposal; or (c) if, prior to the expiration of the tender offer as a result of the failure of any condition or the termination of the offer without Yahoo! having purchased any tendered shares, a competing proposal is publicly disclosed and the Company enters into an agreement to consummate, or actually consummates, a competing proposal within 12 months after such expiration or termination.

33.        In addition, in the Merger Agreement, the Board has granted Innsbruck an irrevocable option, exercisable after the acceptance of shares in the tender offer, to purchase newly issued shares of Company common stock at the tender offer price so as to acquire enough stock – i.e., one share more than 90% of the Company’s outstanding stock – to effect a short-form merger under Delaware law (the “Top-Up Option”). Consequently, assuming that the tender offer is successful and the conditions to its consummation are satisfied, Yahoo! can utilize the Top-Up Option to squeeze out any interclick shareholders who do not tender their shares in the Proposed Transaction – without having to convene a special meeting of interclick shareholders or engaging in the formalities attendant to disseminating notice of, and information concerning, same.

34.        Further, as noted, the Company’s Board and executive officers have entered into the Support Agreements, pursuant to which they have agreed to tender their personally-held shares to Yahoo! in connection with the Proposed Transaction. The Company has described the terms of the Support Agreements as follows:

Pursuant to each Support Agreement, each such Stockholder has agreed, among other things, to (i) tender the Shares beneficially owned by them in the Offer (other than any unvested restricted Shares) and (ii) support the Merger and the other transactions contemplated hereby, each on the terms and subject to the conditions set forth in the Support Agreements. Each Support Agreement will terminate automatically, without any notice or other action by any Person, upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, (iii) the date of any modification, waiver or amendment to the Merger Agreement or the terms of the Offer in a manner that reduces the amount of consideration payable to each Stockholder in connection therewith and (iv) the mutual written consent of the parties hereto.

35.        According to the Company, Yahoo! has locked up the support of approximately 9% of interclick’s outstanding common stock through the Support Agreements, as follows:

An aggregate of 2,276,800 Shares (representing approximately 9.0% of the outstanding Shares, including restricted Shares) are subject to the Support Agreements, consisting of 1,455,510 Shares and vested restricted Shares (representing approximately 5.8% of the outstanding Shares, including restricted Shares) and 821,290 unvested restricted Shares, which are not subject to the tender obligation (representing approximately 3.3% of the outstanding Shares, including restricted Shares).

36.        Accordingly, the Proposed Transaction may not adequately value interclick’s shares or serve the best interests of the Company’s public shareholders, who will be cashed out if the

Proposed Transaction closes. By contrast, the Company’s Board and senior executives, who have pledged their support for the Proposed Transaction and have agreed to tender their shares to Yahoo!, have secured for themselves benefits that are not equally shared with the Company’s shareholders. These benefits suggest that the Company insiders did not place the public shareholders’ interests above their own when negotiating the Proposed Transaction.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

37.        In accordance with their duties of loyalty and care, the Individual Defendants, as directors and/or officers of interclick, are obligated to refrain from participating in any transaction in which their loyalties are divided or in which they receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the Company. In addition, by virtue of their positions, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of interclick, including the true value of interclick and its assets, which they have not disclosed to the Company’s public shareholders.

38.        Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the sale of interclick to Yahoo!, violated their fiduciary duties to the public shareholders of interclick insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by such public shareholders.

39.        Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the sale of interclick, the burden of proving the inherent or entire fairness of the Proposed Transaction, including all aspects of its negotiation, structure and pricing, is placed upon the Individual Defendants as a matter of law.

40.        Accordingly, the Individual Defendants must, as their fiduciary obligations require:

•	Act independently to protect the interests of the public shareholders;

•

Ensure that no conflicts of interest exist between insiders’ interests and the interests of the unaffiliated public shareholders, and ensure that any such conflict is resolved in favor of the shareholders; and

•	Fully and fairly disclose all material information to the unaffiliated public shareholders.

CLASS ACTION ALLEGATIONS

41.        Plaintiff brings this action as a class action pursuant to New York Civil Practice Law and Rules §§ 901, et seq., individually and on behalf of the public shareholders of the Company, who are being and will be harmed by Defendants’ actions (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of Defendants, including any entity in which any of them have or had a controlling interest.

42.        This action is properly maintainable as a class action because:

(a)        The Class is so numerous that joinder of all members is impracticable, because there are hundreds, if not thousands, of interclick shareholders who are geographically dispersed throughout the U.S.;

(b)        There are questions of law and fact which are common to the Class, including: whether any of the Individual Defendants have breached their fiduciary duties to interclick’s public shareholders; and whether Plaintiff and the other Class members would be irreparably damaged if Defendants are not enjoined;

(c)        Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature, and Plaintiffs claims are typical of the claims of the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(d)        The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

(e)        Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

FIRST CAUSE OF ACTION

Breach of Fiduciary Duty Against the Individual Defendants

43.        Plaintiff incorporates each allegation set forth above as if fully set forth herein.

44.        As detailed herein, the Individual Defendants have agreed to sell the Company to Yahoo! for inadequate consideration, while agreeing to onerous deal protections that favor Yahoo! and placing the interests of Company insiders ahead of the interests of the public shareholders.

45.        Unless the Proposed Transaction is enjoined, the Individual Defendants will continue to breach the fiduciary duties they owe to Plaintiff and the Class.

46.        Accordingly, Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A.        Declaring that this action is properly maintainable as a class action, certifying Plaintiff as Class representative and certifying Plaintiffs counsel as Class counsel;

B.        Rescinding and invalidating the Merger Agreement and any other agreements that Defendants entered into in connection with, or in furtherance of, the Proposed Transaction;

C.        Enjoining Defendants and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Individual Defendants properly discharge their fiduciary duties;

D.        Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for attorneys’ and experts’ fees; and

E.        Granting such other and further equitable relief as this Court deems just and proper.

JURY TRIAL DEMAND

Plaintiff demands a trial by jury on all claims and issues so triable.

DATED: November 8, 2011	ROBBINS GELLER RUDMAN & DOWD LLP SAMUEL H. RUDMAN JOSEPH RUSSELLO

/s/ Samuel H. Rudman
SAMUEL H. RUDMAN
58 South Service Road, Suite 200 Melville, NY 11747 Telephone: 631/367-7100 631/367-1173 (fax) Attorneys for Plaintiff

Index Number

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF NEW YORK

SAM ELGHANIAN, Individually and on Behalf of All Others Similarly Situated,

                                                                                                               Plaintiff,

-against-

INTERCLICK, INC., MICHAEL BRAUSER, MICHAEL KATZ, FRANK COTRONEO, BRETT CRAVATT, DAVE HILLS, BARRY HONIG, MICHAEL MATHEWS and BILL WISE,

                                                                                                              Defendants.

CLASS ACTION COMPLAINT

Robbins Geller Rudman & Dowd LLP

58 South Service Road, Suite 200

Melville, NY 11747

Telephone: 631/367-7100

631/367-1173 (fax)

Pursuant to 22 NYCRR 130-1.1, the undersigned, an attorney admitted to practice in the court of New York State, certifies that, upon information and belief and reasonable inquiry, the contentions contained in the annexed document are not frivolous.

Dated:	November 8, 2011	Signature	/s/ Samuel H. Rudman

		Print Signer’s Name	Samuel H. Rudman